Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

June 5, 2008

By Federal Express

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08003098

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law Attached you will find the English translation version.
   (a) Highlights of 2008 Q1 Results (April 30, 2008)
   (b) Consolidated Quarterly Financial Results Release (April 30, 2008)
   (c) Announcement regarding resolution of dividend forecast for fiscal year ending December 31, 2008 (April 30, 2008)
   (d) Information concerning parent company, etc.(March 31, 2008)

2. Enclosed herewith please find the copy of the following press releases in English.
   (a) Jupiter Telecommunications Announces April 2008 Subscriber Figures (May 16, 2008)
   (b) J:COM anounces organizational and personnel changes (May 1, 2008)
   (c) Jupiter Telecommunications Announces March 2008 Subscriber Figures (April 17, 2008)
   (d) J:COM On Demand's Distribution of NHK On Demand Scheduled to Launch December 2008(59KB) (April 4, 2008)
   (e) J:COM Announces Organizational and Personnel Changes(44KB) (April 4, 2008)
   (f) J:COM Announces New Board Members(59KB) (March 27, 2008)
   (g) J:COM Announces Introduction of Corporate Officer System and Personnel Changes (March 27, 2008)
   (h) J:COM TV Digital Presents the Sci Fi Channel : Science Fiction Programming Broadcast throughout Japan Beginning April 1, 2008 (March 25, 2008)

dw 6/10

3. Following press releases are only in Japanese:
   (a) The report of "Clean up Our Town" (May 30, 2008)
   (b) J:COM collaborates a research with Sumitomo Corporation and Tokyo University about predicting TV viewers' behaviors (May 30, 2008)
   (c) FOX HD will be launched in J:COM TV Digital service from August 1st 2008 (May 23, 2008)
   (d) J:COM started fund raising of Szechuan earthquake in China through J:COM On Demand service and J:COM Shops (May 21, 2008)
   (e) J:COM sponsors the concert tour 2008 "Swing Heart" of Mariko Takahashi (May 13, 2008)
   (f) All J:COM systems will clean up in their local communities on May 25th. (May 1, 2008)
   (g) J:COM previews the film "The Witch of The West is Dead" through J:COM On Demand Service (April 30, 2008)
   (h) J:COM and ANIMAX will be held "the 2nd anime song grand prix" (April 25, 2008)
   (i) J:COM has decided to broadcast "The 18th Kasumigaura marathon"in J:COM channel. (April 18, 2008)
   (j) J:COM introduces the plan of the digitization's improvement (April 3, 2008)
   (k) The message from Mr. Moriizumi, the president and CEO, to new graduates (January 4, 2008)
   (l) The concert "SHANGRILA 2" of Yumi Matsutoya was first lunched at VOD service (March 31, 2008)
   (m) J:COM has decided to broadcast "Graduation Festival 2008 in Universal Studios JAPAN" at community channel in all J:COM systems (March 28, 2008)
   (n) The report of the 14th ordinary general meeting of shareholders (March 27, 2008)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8158, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division, IR Dept.

Highlights of 2008 Q1 (1/2)

Unit: Yen in 100 million (rounding in 10 million yen)

P/L	3 months ended March 31, 2008	3 months ended March 31, 2007	Change Amount	Change %	Forecast for the year ending Dec. 31, 2008	Progress (%)	Explanation of changes
Revenue:							
Subscription fee	605	557	48	9%			Subscription fee breakdown: Cable TV 324(+24, or +8%), HS Internet 176(+14, or +9%), Telephony 106(+10, or +11%). Effect of acquisitions (+3)
Other	110	80	30	38%			Effect of acquisitions (+30)
Total	715	637	78	12%	2,950	24%	Effect of acquisitions (+33)
Operating costs and expenses:							
Operating & programming costs	275	258	17	7%			In line with increase in programming costs and tel facility usage costs. Effect of acquisitions (+12)
Selling, general & administrative	142	123	19	16%			Increase due to effect of acquisitions (+13), and higher labor and employee related costs.
Depreciation & amortization	165	153	11	7%			Increase in fixed assets related to the installation of services to new customers. Effect of acquisitions (+2)
Operating income	134	103	31	30%	500	27%	
Other income (expense):							
Interest expense, net	10	10	(0)	(1%)			
Equity in earnings of affiliates	2	0	2	409%			
Other income, net	(0)	2	(3)	—			
Income before taxes, minority	125	95	30	32%			
Minority interest in net income	5	5	1	16%			
Income before income taxes	120	91	29	32%	450	27%	
Income taxes	53	36	18	49%			
Net income	67	55	12	21%	270	25%	

OCF *1	299	257	42	16%
Margin	41.8%	40.3%	1.4%	

*1: OCF (Operating Cash Flow) : Revenue less Operating & programming costs less Selling, general & administrative expenses (exclusive of stock compensation, depreciation, and amortization)

(Note) Acquisitions include Jupiter Visual Communications, Jupiter TV, and Kyoto Cable Communications.

Assets and Liabilities	As of March 31, 2008	As of Dec. 31, 2007	Change
Total Assets	6,813	6,804	9
Equity	3,367	3,300	67
Equity capital ratio to total assets	49%	49%	1%
Debt (including capital lease obligations)	2,191	2,230	(39)
Net Debt	1,977	2,001	(24)
D/E Ratio (Net)	0.59	0.61	(0.02)

Capital Expenditure	3 months ended March 31, 2008	3 months ended March 31, 2007	Change Amount	Change %
Capital expenditures	79	107	(28)	(26%)
Capital lease expenditure	41	46	(5)	(12%)
Total	119	153	(34)	(22%)

Cash Flows	3 months ended March 31, 2008	3 months ended March 31, 2007	Explanation
Cash provided by operating activities	180	218	Net income(+67), depreciation and amortization expense(+165), decrease in AP(-54)
Cash used in investing activities	(108)	(107)	Capital expenditure(79) and acquisition expenditure(28)
Free Cash Flow	61	65	(Cash provided by operating activities 180) - (Capital expenditure incl. Capital Lease 119)
Cash used in financing activities	(87)	(64)	Net decrease in debt and principal payment of capital lease (94)
Increase/(decrease) in cash	(15)	46	

(Note) Amount and percentages are calculated based on financial statements in Change column.

(Cautionary note regarding future-related information)
The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

April 30, 2008
[U.S. GAAP]

Consolidated Quarterly Financial Results Release

For the Three Months Ended March 31, 2008

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp

1. Consolidated operating results (From January 1, 2008 to March 31, 2008)

(1) Consolidated financial results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Income before income taxes	
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
Three months ended March 31, 2008	71,492	12.3	13,386	29.9	12,007	32.4
Three months ended March 31, 2007	63,672	24.6	10,307	34.9	9,070	29.1
Year ended December 31, 2007	264,508	19.2	42,816	35.6	37,506	36.4

	Net income		Net income per share	Net income per share (diluted)
	(Millions of yen)	%	(Yen)	(Yen)
Three months ended March 31, 2008	6,661	21.4	972.57	970.94
Three months ended March 31, 2007	5,488	25.6	858.95	855.00
Year ended December 31, 2007	23,992	△2.0	3,650.27	3,638.93

(Notes) The percentages next to revenue, operating income, income before income taxes and net income represent year-on-year changes.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity capital ratio to total assets	Shareholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(Yen)
March 31, 2008	681,320	336,683	49.4	49,132.04
March 31, 2007	627,550	284,168	45.3	44,381.72
December 31, 2007	680,416	330,009	48.5	48,195.11

(3) Consolidated cash flow statement

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Three months ended March 31, 2008	18,000	(10,769)	(8,726)	21,395
Three months ended March 31, 2007	21,762	(10,721)	(6,425)	25,102
Year ended December 31, 2007	95,226	(52,728)	(40,094)	22,890

2. Dividend information

	Dividend per share (Yen)		
	Interim	Year-end	Annual cash dividend
December 31, 2007	—	—	¥0.00
December 31, 2008			¥750
December 31, 2008 (forecasts)	¥500	¥250	

(Notes) Projected interim dividend amount per share (¥500) includes ¥250 as a special dividend.

3. Consolidated forecasts for December 2008 term (from January 1, 2008 to December 31, 2008)

The performance of the J:COM Group is generally in accordance with its forecasts. Accordingly, there are no changes to the consolidated forecasts for the fiscal year ending December 31, 2008, which were released on January 30, 2008.

4. Other information

(1) Change of material subsidiaries : None

(2) Adoption of any simplified accounting method : None

(3) Change of accounting policy : None

(Cautionary note regarding future-related information)

The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

1. Qualitative information regarding consolidated business results

In response to stagnant growth in the multiple pay channel television market, Jupiter Telecommunications Co., Ltd.'s consolidated group (the J:COM Group or the Company) has marked 2008 as a year for reshaping its growth strategy in cable television services. Accordingly, the J:COM Group has pushed forward with its content strategy and its Volume plus Value growth strategy in the quarter ended March 31, 2008.

In pursuit of its content strategy, the J:COM Group launched the newly established Channel Ginga in April. To strengthen the channel line-up, the J:COM Group also introduced new channels on its J:COM TV Digital service including the suspense and mystery drama channel FOX CRIME in March and NBC Universal's SCI FI Channel in April.

To diversify its sales channels, the J:COM Group continues to focus on the development of its multi-tier marketing channels. It increased the number of J:COM Shops by 13 to a total of 29 for the first three months ended March 31, 2008. These small shops are in locations in high foot traffic areas, such as train stations and supermarkets, and give potential customers the opportunity to familiarize themselves with the J:COM services first-hand. These shops not only promote new subscribers, but also serve as a contact point for existing subscribers.

In addition to the measures described above, the J:COM Group is also expanding the geographic availability of its 160Mbps super high-speed Internet access services, which is intended to compete with fiber-to-the-home services and increase customer satisfaction with its existing customers.

The J:COM Group continues to seek acquisitions and equity alliances with other cable television companies, as evidenced by the acquisition of a controlling interest in Kyoto Cable Communications Co., Ltd., which became a consolidated subsidiary at the end of January 2008. Additionally, at the end of February, its consolidated subsidiary Cablenet Kobe Ashiya Co., Ltd., acquired the cable television business of the Kobe City Development & Management Foundation. These measures further expanded J:COM's coverage area, specifically in the Kansai region.

As a result of the measures outlined above, the total number of subscribing households (the number of households that subscribe to one or more services) of consolidated managed system operators as of March 31, 2008 rose to 2,714,700 households, an increase of 182,100 households (7%) from March 31, 2007. By type of service, cable television subscribers grew by 110,600 households (5%) from March 31, 2007 to 2,224,300 households as of March 31, 2008. Of this total, the number of J:COM TV Digital subscribers rose by 397,800 households (34%) to 1,563,500 households as of March 31, 2008, accounting for 70% of all cable television subscribers. The number of high-speed Internet access and telephony services subscribers increased by 119,800 households (11%) and 193,100 households (17%), respectively as compared to March 31, 2007, rising to 1,242,200 households and 1,356,000 households, respectively as of March 31, 2008. The number of services offered per subscribing household (bundle ratio) improved to 1.78 as of March 31, 2008 as compared to 1.74 at March 31, 2007.

The average monthly revenue per subscribing household (ARPU) increased from ¥7,638 for the three months ended March 31, 2007 to ¥7,733 for the three months ended March 31, 2008.

In the following discussion, we quantify the impact of acquisitions on our results of operations. Included as acquisitions are (i) the July 2007 acquisition of Jupiter Visual Communications Co., Ltd., (ii) the September 2007 merger with Jupiter TV Co., Ltd. and (iii) the January 2008 acquisition of Kyoto Cable Communications Co., Ltd.

Revenue

Total revenue increased by ¥7,820 million, or 12% from ¥63,672 million for the three months ended March 31, 2007 to ¥71,492 million for the three months ended March 31, 2008. This increase includes ¥3,305 million that is attributable to the aggregate impact of acquisitions. Excluding the effects of these acquisitions, total revenue increased by ¥4,515 million, or 7%.

Subscription fees increased by ¥4,787 million, or 9%, from ¥55,702 million for the three months ended March 31, 2007 to ¥60,489 million for the three months ended March 31, 2008. This increase includes ¥328 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, subscription fees increased by ¥4,459 million, or 8%.

Cable television subscription fees increased by ¥2,354 million, or 8%, from ¥30,025 million for the three months ended March 31, 2007 to ¥32,379 million for the three months ended March 31, 2008. The increase in cable television subscription revenue includes a 7% organic increase in subscription fees that is attributable to an increase in the average number of digital cable subscribers, for which we charge a higher fee compared to our analog cable service, and the associated increase in ARPU. As of March 31, 2008, 70% of cable television subscribers were receiving our digital service, compared to 55% as of March 31, 2007.

High-speed Internet subscription fees increased by ¥1,416 million, or 9% from ¥16,135 million for the three months ended March 31, 2007 to ¥17,551 million for the three months ended March 31, 2008. The increase in high-speed Internet subscription revenue includes an 8% organic increase in subscription fees that is attributable to the net effect of (i) an increase in the average number of high-speed Internet subscribers, and (ii) lower ARPU due to product bundling discounts.

Telephony subscription fees increased by ¥1,017 million, or 11%, from ¥9,542 million for the three months ended March 31, 2007 to ¥10,559 million for the three months ended March 31, 2008. The increase in telephony subscription revenue includes an 11% organic increase in subscription fees that is attributable to (i) an increase in the average number of telephony subscribers and (ii) lower ARPU due to a decrease in call volumes.

Other revenue increased by ¥3,033 million, or 38%, from ¥7,970 million for the three months ended March 31, 2007 to ¥11,003 million for the three months ended March 31, 2008. This increase includes ¥ 2,977 million that is attributable to the aggregate impact of acquisitions. The acquisition impact is mainly attributable to the merger with Jupiter TV Co., Ltd.

Operating Costs and Expenses

Operating and programming costs increased by ¥1,713 million, or 7%, from ¥25,764 million for the three months ended March 31, 2007 to ¥27,477 million for the three months ended March 31, 2008. This increase includes ¥1,246 million that is attributable to the aggregate impact of acquisitions. The remaining increase is due primarily to cost directly related to growth of our subscriber base.

Selling, general and administrative expenses increased by ¥1,905 million, or 16%, from ¥12,269 million for the three months ended March 31, 2007 to ¥14,174 million for the three months ended March 31, 2008. This increase includes ¥1,292 million that is attributable to the aggregate impact of acquisitions. The remaining increase is primarily attributable to increases in personnel costs.

Depreciation and amortization expenses increased by ¥1,123 million, or 7%, from ¥15,332 million for the three months ended March 31, 2007 to ¥16,455 million for the three months ended March 31, 2008. This increase is attributable to the aggregate impact of acquisitions and additions to fixed assets related to the installation of services to new customers.

Operating income, as a result of the above items, increased by ¥3,079 million, or 30% from ¥10,307 million for the three months ended March 31, 2007 to ¥13,386 million for the three months ended March 31, 2008.

Interest expense, net decreased by ¥8 million, or 1%, from ¥1,049 million for the three months ended March 31, 2007 to ¥1,041 million for the three months ended March 31, 2008.

Income before income taxes increased by ¥2,937 million, or 32% from ¥9,070 million for the three months ended March 31, 2007 to ¥12,007 million for the three months ended March 31, 2008.

Net income increased by ¥1,173 million, or 21%, from ¥5,488 million for the three months ended March 31, 2007 to ¥6,661 million for the three months ended March 31, 2008 for the reasons set forth above.

2. Financial position

Asset, Liability and Stockholders' equity

Total assets increased by ¥904 million, from ¥680,416 million as of December 31, 2007 to ¥681,320 million as of March 31, 2008. The increase is primarily due to acquisitions made in the first quarter.

Total liabilities decreased by ¥6,537 million, from ¥345,008 million as of December 31, 2007 to ¥338,471 million as of March 31, 2008. The decrease is primarily due to a decrease in accounts payable, income tax payable and long-term debt.

Stockholders' equity increased by ¥6,674 million, from ¥330,009 million as of December 31, 2007 to ¥336,683 million as of March 31, 2008. The increase is primarily due to net income for the three months ended March 31, 2008.

Cash flows

For the three months ended March 31, 2008, the net cash provided by our operating activities of ¥18,000 million, and existing cash and cash equivalent was used to fund net cash used in our investing and financing activities of ¥10,769 million and ¥8,726 million, respectively.

Cash Provided by Operating Activities. Net cash flows provided by operating activities decreased ¥3,762 million, or 17% from ¥21,762 million for the three months ended March 31, 2007 to ¥18,000 million for the three months ended March 31, 2008. The decrease is primarily attributable to (i) an increase in cash used for our operating and SG&A expenses, (ii) an increase in cash paid for income taxes and (iii) an increase in cash used as a result of changes in our working capital accounts. These decrease were partially offset by an increase in our revenue for the three months ended March 31, 2008.

Cash Used in Investing Activities. Net cash used in investing activities remained relatively consistent and increased ¥48 million from ¥10,721 million for the three months ended March 31, 2007 to ¥10,769 million for the three months ended March 31, 2008. The net cash used for the three month ended March 31, 2008 primarily consisted of ¥2,818 million for our acquisition of new subsidiary and business operations and ¥7,857 million for capital expenditures.

Cash Used in Financing Activities. Net cash used in financing activities increased ¥2,301 million, or 36% from ¥6,425 million for the three months ended March 31, 2007 to ¥8,726 million for the three months ended March 31, 2008. The increase is primarily attributable to (i) a ¥1,245 million increase in net principal repayments of debt and capital lease obligations and (ii) a ¥1,267 million decrease in proceeds received from the issuance of our common stock.

3. Others

(1) Changes in significant consolidated subsidiaries
None

(2) Adoption of simplified accounting method
None

(3) Change in accounting principles and procedures
None

4. Consolidated Financial Statements

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(YEN IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Account	Three months ended March 31, 2008	Three months ended March 31, 2007	Change		Year ended Dec. 31, 2007
	Amount	Amount	Amount	(%)	Amount
Revenue:					
Subscription fees	60,489	55,702	4,787	8.6	230,061
Other	11,003	7,970	3,033	38.1	34,447
	71,492	63,672	7,820	12.3	264,508
Operating costs and expenses					
Operating and programming costs	(27,477)	(25,764)	(1,713)	(6.6)	(104,748)
Selling, general and administrative	(14,174)	(12,269)	(1,905)	(15.5)	(52,722)
Depreciation and amortization	(16,455)	(15,332)	(1,123)	(7.3)	(64,222)
	(58,106)	(53,365)	(4,741)	(8.9)	(221,692)
Operating income	13,386	10,307	3,079	29.9	42,816
Other income (expenses) :					
Interest expense, net:					
Related parties	(357)	(322)	(35)	(10.7)	(1,332)
Other	(684)	(727)	43	5.8	(2,944)
Equity in earnings of affiliates	222	43	179	409.1	291
Other income, net	(32)	224	(256)	—	558
Income before income taxes and other items	12,535	9,525	3,010	31.6	39,389
Minority interest in net income of consolidated subsidiaries	(528)	(455)	(73)	(16.1)	(1, 883)
Income before income taxes	12,007	9,070	2,937	32.4	37,506
Income tax expense	(5,346)	(3,582)	(1,764)	(49.2)	(13,514)
Net income	6,661	5,488	1,173	21.4	23,992
Per Share data					
Net income per share – basic	972.57	858.95	113.62	13.2	3,650.27
Net income per share – diluted	970.94	855.00	115.94	13.6	3,638.93
Weighted average number of ordinary shares outstanding – basic	6,848,764	6,389,166	459,598	7.2	6,572,638
Weighted average number of ordinary shares outstanding – diluted	6,860,312	6,418,690	441,622	6.9	6,593,130

(Note) Percentages are calculated based on amounts before rounded in Change column.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(YEN IN MILLIONS)

Account	March 31, 2008	December 31, 2007	Change
	Amount	Amount	Amount
Current assets:			
Cash and cash equivalents	21,395	22,890	(1,495)
Accounts receivable	13,527	13,198	329
Allowance for doubtful accounts	(378)	(356)	(22)
Deferred tax asset - current	11,353	11,738	(385)
Prepaid expenses and other current assets	5,063	5,164	(101)
Total current assets	50,960	52,634	(1,674)
Investments:			
Investments in affiliates	15,094	19,502	(4,408)
Investments in other securities, at cost	2,141	2,139	2
Total investments	17,235	21,641	(4,406)
Property and equipment, at cost:			
Land	2,923	2,789	134
Distribution system and equipment	539,454	523,599	15,855
Support equipment and buildings	39,710	39,148	562
	582,087	565,536	16,551
Less accumulated depreciation	(241,844)	(228,341)	(13,503)
Total property and equipment, at cost	340,243	337,195	3,048
Other assets:			
Goodwill	226,011	221,493	4,518
Identifiable intangible asset , net	33,687	32,862	825
Deferred tax asset – non current	2,533	4,423	(1,890)
Other	10,651	10,168	483
Total other assets	272,882	268,946	3,936
Total assets	681,320	680,416	904

(YEN IN MILLIONS)

Account	March 31, 2008	December 31, 2007	Change
	Amount	Amount	Amount
Current liabilities:			
Short-term loans	2,575	2,625	(50)
Long-term debt–current portion	21,324	21,308	16
Capital lease obligations–current portion			
Related parties	12,105	11,671	434
Other	3,046	2,947	99
Accounts payable	20,342	24,279	(3,937)
Income taxes payable	2,969	7,082	(4,113)
Deposit from related parties	3,573	3,536	37
Deferred revenue – current portion	6,038	6,088	(50)
Accrued expenses and other liabilities	8,177	6,236	1,941
Total current liabilities	80,149	85,772	(5,623)
Long-term debt, less current portion	138,365	143,219	(4,854)
Capital lease obligations, less current portion:			
Related parties	34,954	34,335	619
Other	6,751	6,911	(160)
Deferred revenue	57,985	54,708	3,277
Redeemable preferred stock of consolidated subsidiary	500	500	—
Deferred tax liability – non current	10,334	12,643	(2,309)
Other liabilities	9,433	6,920	2,513
Total liabilities	338,471	345,008	(6,537)
Minority interests	6,166	5,399	767
Shareholders' equity:			
Ordinary shares no par value	116,944	116,734	210
Additional paid-in capital	231,725	231,493	232
Accumulated deficit	(3,418)	(10,079)	6,661
Treasury stock	(7,520)	(7,520)	—
Accumulated other comprehensive income	(1,048)	(619)	(429)
Total shareholders' equity	336,683	330,009	6,674
Total liabilities, minority interests and shareholders' equity	681,320	680,416	904

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

Classification	Three months ended March 31, 2008 Amount	Three months ended March 31, 2007 Amount	Year ended December 31, 2007 Amount
Cash flows from operating activities:			
Net income	6,661	5,488	23,992
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	16,455	15,332	64,222
Equity in earnings of affiliates	(222)	(43)	(291)
Minority interest in net income of consolidated subsidiaries	528	455	1,883
Stock compensation expenses	16	45	140
Deferred income taxes	1,117	742	1,657
Changes in operating assets and liabilities, excluding effects of business combinations:			
(Increase)/decrease in accounts receivable, net	18	(198)	2,477
Decrease in prepaid expenses and other current assets	219	352	214
Increase in other assets	(670)	(558)	(2,478)
Increase/(decrease) in accounts payable	(5,446)	(3,346)	412
Increase/(decrease) in accrued expenses and other liabilities	(715)	3,569	2,834
Increase/(decrease) in deferred revenue	39	(76)	164
Net cash provided by operating activities	18,000	21,762	95,226
Cash flows from investing activities:			
Capital expenditures	(7,857)	(10,689)	(46,348)
Acquisitions of new subsidiaries, net of cash acquired	(1,108)	—	634
Acquisition of business operation	(1,710)	—	—
Investments in and advances to affiliates	(19)	—	(1,138)
Loan to related party	—	—	(5,166)
Principle received from related party	—	—	1,350
Acquisition of minority interests in consolidated subsidiaries	(75)	(19)	(2,543)
Other investing activities	0	(13)	483
Net cash used in investing activities	(10,769)	(10,721)	(52,728)
Cash flows from financing activities:			
Proceeds from issuance of common stock	426	1,693	2,973
Purchase of treasury stock	—	—	(7,520)
Change in short-term loans	(50)	(100)	335
Proceeds from long-term debt	284	253	613
Principal payments of long-term debt	(5,532)	(4,243)	(25,699)
Principal payments under capital lease obligations	(4,065)	(4,028)	(15,689)
Other financing activities	211	—	4,893
Net cash used in financing activities	(8,726)	(6,425)	(40,094)
Net increase/(decrease) in cash and cash equivalents	(1,495)	4,616	2,404
Cash and cash equivalents at beginning of year	22,890	20,486	20,486
Cash and cash equivalents at end of term	21,395	25,102	22,890

Segment Information

(1) Operating segments

The J:COM Group has determined it has one reportable segment “Broadband services”. Therefore, information on operating segments is omitted in this section.

(2) Segment information by region

Because the J:COM Group does not have any overseas subsidiaries or branches, this section is not applicable.

JASDAQ

April 30, 2008
Jupiter Telecommunications Co., Ltd.

Representative:
Representative Director Tomoyuki Moriizumi
Jasdaq Code 4817

For additional information:
General Manager, Investor Relations: Koji Kobayashi
Telephone 03-6765-8157

Announcement regarding resolution of dividend forecast for fiscal year ending December 31, 2008.

We hereby provide notice that we have resolved, in our board of directors meeting held on April 30, 2008, the forecast of dividend amount per share, for the fiscal year ending December 31, 2008, as follows.

Details

1. Reason for resolution of dividend forecast

Although we announced on January 30, 2008 that we would initiate dividend payment from interim dividend payment for the fiscal year ending December 31, 2008, the details of the dividend had not been determined yet.

As the first quarter has ended, taking into consideration the performance forecast for the fiscal year ending December 31, 2008, and the necessary level of internal reserves for future growth in a comprehensive manner, we resolved the expected annual dividend amount per share (¥750), and the expected interim dividend amount (¥500), which includes ¥ 250 as a special dividend.

The definite interim dividend amount is scheduled to be confirmed and resolved at the board of directors meeting scheduled in July 2008, and the year-end dividend payment amount per share, as well as the total dividend payment amount for the fiscal year, is subject to official approval at the shareholders' meeting scheduled in March 2009.

2. Outline of dividend forecast for the fiscal year ending December 31, 2008

	Interim	Year End	Year Total
Previous forecast (announced on January 30, 2008)	—	—	—
Revised forecast	¥500 (ordinary dividend ¥250) (special dividend ¥250)	¥250 (ordinary dividend ¥250)	¥750 (ordinary dividend ¥500) (special dividend ¥250)

JASDAQ

March 31, 2008

Jupiter Telecommunications Co., Ltd.
(JASDAQ Code : 4817)
Representative Director/President: Tomoyuki Moriizumi
For inquiries : Koji Kobayashi, GM, IR Dept.
Phone: 03-6765-8157

Information concerning Parent Company , etc.

a Business names of the Parent Company, etc.

(As of December 31,2007)

Parent Company,etc.	Relationship to J:COM	Ratio of voting rights held by Parent Company, etc. (%)	Financial instruments exchange where shares of Parent Company, etc. are listed
LGI/Sumisho Super Media, LLC	Parent company	58.23	N/A
Liberty Japan, Inc. *1	Parent company	58.23 (58.23)	N/A
LJG Holdings LLC *2	Parent company	58.23 (58.23)	N/A
Liberty Global Japan, LLC*3	Parent company	61.93 (58.23)	N/A
Liberty Media International Holdings, LLC *4	Parent company	61.93 (61.93)	N/A
Liberty Programming Australia, Inc. *5	Parent company	61.93 (61.93)	N/A
LGI International Inc. *6	Parent company	61.93 (61.93)	N/A
Liberty Global, Inc. *7	Parent company	61.93 (61.93)	NASDAQ
Sumitomo Corporation	Company of which J:COM is an affiliate	27.77 (24.07*8)	First section, Tokyo Stock Exchange First section, Osaka Stock Exchange First section, Nagoya Stock Exchange Fukuoka Stock Exchange

(Note) Each figure in parentheses in the "Ratio of voting rights held by the Parent Company, etc." column represents the ratio of voting rights held indirectly by the Parent Company, etc., which is included in the figure above it.

*1 Direct parent company of LGI/Sumisho Super Media, LLC.
*2 Direct sole shareholder of Liberty Japan, Inc.
*3 Direct sole shareholder of LJG Holdings LLC.
*4 Direct sole shareholder of Liberty Global Japan, LLC and holds the voting rights through Liberty Global Japan II, LLC.
*5 Direct sole shareholder of Liberty Media International Holdings, LLC.
*6 Direct sole shareholder of Liberty Programming Australia, Inc.
*7 Direct sole shareholder of LGI International Inc.
*8 Ratio of voting rights held through LGI/Sumisho Super Media, LLC and Liberty Global Japan, LLC.

b Business name of the most influential parent company and the reason of influence

Business name	Liberty Global, Inc.
Reasons	LGI/Sumisho Super Media, LLC direct parent company of J:COM, is a joint holding company whose members are Liberty Global, Inc. and Sumitomo Corporation. At the meeting of Super Media's operating committee, which consists of two members appointed respectively by Liberty Global, Inc. and Sumitomo Corporation, Liberty Global, Inc. holds the power to decide on those matters that those two members cannot mutually agree. For this reason, Liberty Global, Inc. virtually controls 100% voting rights of Super Media. Therefore, the most influential parent company is Liberty Global, Inc.

c The Company' s position in the Liberty Global group and its relationship with the parent companies and related parties

Liberty Global, Inc. virtually controls 100% voting rights of LGI/Sumisho Super Media, LLC (hereinafter "Super Media") which directly owns 58.23% voting rights of J:COM. In addition, Liberty Global, Inc. holds 3.7% voting rights of J:COM through Liberty Global Japan, LLC. J:COM is a consolidated subsidiary of Liberty Global, Inc.

J:COM is a core company in the Liberty Global, Inc. group as Asian CATV company.

Sumitomo Corporation indirectly owns 24.07% voting rights of J:COM through Super Media, and directly owns 3.7% voting rights of J:COM. J:COM is an affiliate accounted for by the equity method in Sumitomo Corporation's consolidated financial statements.

As of the date hereof, three of Liberty Global, Inc.'s employees and executives and three of Sumitomo Corporation's employees serve concurrently as the part-time directors of J:COM. They give advice to J:COM from the viewpoint of maximization of its enterprise value. In addition, as statutory auditors, two employees of Liberty Global, Inc. and one employee of Sumitomo Corporation serve concurrently. As for the employees seconded by the Parent Company, etc., J:COM has accepted 3 employees from Liberty Global, Inc. and 45 employees from Sumitomo Corporation with the aim of acquiring and exchanging useful know-how, regarding the management and business practice.

The board of directors of J:COM consists of 13 directors, including 7 full-time directors. The operation of J:COM is conducted based on its own management decisions mainly by such full-time directors. In addition, the most of J:COM's customers or suppliers are consumers or companies other than Parent Company, etc. Therefore, regarding the business of J:COM, the management independence from the Parent Company, etc. is ensured.

(Executives with concurrent positions) (As of the date hereof)

Position at the Company	Name	Position at Liberty Global or Group company	Reason of the appointment
Director	Yoshio Osawa	Executive Officer, General Manager, Media Division Sumitomo Corporation	J:COM believe that he has accumulated experience in the broadcast and telecommunication field and his expertise helps the management of J:COM.
Director	Makoto Nakamura	Executive Officer, General Manager, Finance Dept.,Asistant general Manager, Finance Resources Management Group Sumitomo Corporation	J:COM believe that he has accumulated experience in the broadcast and telecommunication field and his expertise helps the management of J:COM.
Director	Masatoshi Hayashi	Corporate Officer, General Manager, Planning & Administration Dept., Media Network & Lifestyle Retail Business Unit	J:COM believe that he has accumulated experience in the broadcast and telecommunication field and his expertise helps the

		Sumitomo Corporation	management of J:COM.
Director	Miranda Curtis	President, Liberty Global Japan, Liberty Global, Inc.	J:COM believe that she has accumulated experience in the broadcast and telecommunication field and her expertise helps the management of J:COM.
Director	Graham Hollis	Executive Vice President and Chief Operating Office, Liberty Global Japan, Liberty Global, Inc.	J:COM believe that he has accumulated experience in the broadcast and telecommunication field and his expertise helps the management of J:COM.
Director	Yasushige Nishimura	Executive Advisor, Liberty Global Japan, Liberty Global Inc.	J:COM believe that he has accumulated experience in the broadcast and telecommunication field and his expertise helps the management of J:COM.
Statutory Auditor	Michael Erickson	Senior Vice President, Operations and Development, Liberty Global Japan, Liberty Global, Inc.	J:COM believe that he has experience in the broadcast and telecommunication field and his expertise strengthens J:COM's corporate governance.
Statutory Auditor	Juan Carlos Sandoval	Vice President, Finance, Liberty Global Japan, Liberty Global, Inc.	J:COM believe that he has experience in the broadcast and telecommunication field and his expertise strengthens J:COM's corporate governance.
Statutory Auditor	Hitoshi Nagase	Assistant General Manager, Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit Sumitomo Corporation	J:COM believe that he has experience in the broadcast and telecommunication field and his expertise strengthens J:COM's corporate governance.

d Business relationship with Parent Company, etc.

Other than the relationships described above, there is neither transaction nor relationship to be reported between J:COM and the Parent Company, etc.

J:COM

MAY 16, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES April 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of April 30, 2008 served by J:COM's 20 managed franchises reached approximately 2.85 million, up 180,000, or 6.7% since April 30, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 5.05 million, up 427,500 or 9.2% since April 30, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.77 as of April 30, 2008 from 1.73 since April 30, 2007. The cable television digital migration rate as of April 30, 2008 increased to 71% from 56% as of April 30, 2007.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: (*Rounded to the nearest hundred)*
Total managed franchises: 20 franchises; 42 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of April 30, 2008	2,317,900 Digital: 1,648,100	1,303,100	1,432,500	5,053,500	2,847,100
As of April 30, 2007	2,210,400	1,179,500	1,236,100	4,626,000	2,667,100
Net year-over-year increase	107,500	123,600	196,400	427,500	180,000
Net increase as percentage	4.9%	10.5%	15.9%	9.2%	6.7%

Results for J:COM's consolidated subsidiaries are noted below:
Total consolidated subsidiaries: 19 franchises; 41 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of April 30, 2008	2,232,000 Digital: 1,591,700	1,259,600	1,373,200	4,864,800	2,733,700
As of April 30, 2007	2,124,200	1,138,300	1,180,800	4,443,300	2,556,600
Net year-over-year increase	107,800	121,300	192,400	421,500	177,100
Net increase as percentage	5.1%	10.7%	16.3%	9.5%	6.9%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of April 30, 2008) operating at the local level serving approximately 2.85 million subscribing households (as of April 30, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.43 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

News Release

May 1, 2008
FOR IMMEDIATE RELEASE

J:COM Announces Organizational and Personnel Changes

Tokyo, Japan – Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced the approval of the following organizational and personnel changes in effect as of May 1, 2008.

The AIT Division has been transferred from the Corporate Planning & Strategy Unit to the Group Strategy Unit and the resulting organization is formally re-titled as the "Business Strategy Unit." The objective of this organizational change is to improve the operational efficiency of the entire group by strengthening its IT strategy. Also, in order to promote the collaborations between corporate planning and new business investment strategies, the Corporate Strategy Dept., which was formerly a part of the Group Strategy Unit, has been transferred to the Corporate Planning & Strategy Division under the Corporate Planning & Strategy Unit.

Please see the separate organizational chart attached below for reference.

Organization Chart



【 Before 】
Group Strategy Unit
Group Strategy Dept.
Corporate Strategy Dept.
Corporate Planning & Strategy Unit
Corporate Planning & Strategy Division
Financial & Corporate Planning Dept.
Corporate Communications Division
AIT Division
AIT Planning Dept.
AIT Operation Support Dept.
AIT Development Dept.
Finance & Accounting Division
【 After 】
Business Strategy Unit
(Unit Name Changed)
Group Strategy Dept.
AIT Division
AIT Planning Dept.
AIT Operation Support Dept.
AIT Development Dept.
Corporate Planning & Strategy Unit
Corporate Planning & Strategy Division
Financial & Corporate Planning Dept.
Corporate Strategy Dept.
Corporate Communications Division
Finance & Accounting Division

Personnel Changes (As of May 1, 2008)

Mr. Mineo Fukuda

New Position:

Representative Director, Executive Vice President, Chief Operating Officer, President, General Manager, Marketing & Media Business Division, General Manager, Customer Care Division (J:COM Company)

Previous Position:

Representative Director, Executive Vice President, Chief Operating Officer, President, General Manager, Marketing & Media Business Division, General Manager, Service Strategy Division; General Manager, Customer Care Division (J:COM Company)

Mr. Toru Kato

New Position:

Director, General Manager, Business Strategy Unit, General Manager, Group Strategy Dept., General Manager, Service Strategy Division (J:COM Company)

Previous Position:

Director, General Manager, Group Strategy Unit, General Manager, Group Strategy Dept.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd., and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

April 17, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES
March 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of March 31, 2008 served by J:COM's 20 managed franchises reached approximately 2.83 million, up 185,300, or 7.0% since March 31, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 5.01 million, up 429,800 or 9.4% since March 31, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.77 as of March 31, 2008 from 1.73 since March 31, 2007. The cable television digital migration rate as of March 31, 2008 increased to 70% from 55% as of March 31, 2007.

* Since J:COM 's subsidiary company, Cablenet Kobe-Ashiya Co., Ltd., acquired the CATV business operations of the Kobe City Development & Management Foundation , excluding the Port Island area of Chuo ward from the end of February 2008, those subscribers are included from this month. This operation consists of 7,400 total subscribing households, 7,400 cable television RGU's and 1,700 high-speed Internet access RGU's for a total of 9,100 RGU's (as of March 31, 2008) and are included in the tables below. Please note as the calculation method for counting RGUs and subscribers are different from J:COM. As a result, these numbers are subject to change once they are unified under J:COM's calculation method.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: (*Rounded to the nearest hundred)*
Total managed franchises: 20 franchises; 42 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of March 31, 2008	2,310,200 Digital: 1,619,000	1,285,000	1,414,900	5,010,100	2,827,500
As of March 31, 2007	2,199,700	1,162,900	1,217,700	4,580,300	2,642,200
Net year-over-year increase	110,500	122,100	197,200	429,800	185,300
Net increase as percentage	5.0%	10.5%	16.2%	9.4%	7.0%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 19 franchises; 41 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of March 31, 2008	2,224,300 Digital: 1,563,500	1,242,200	1,356,000	4,822,500	2,714,700
As of March 31, 2007	2,113,700	1,122,400	1,162,900	4,399,000	2,532,600
Net year-over-year increase	110,600	119,800	193,100	423,500	182,100
Net increase as percentage	5.2%	10.7%	16.6%	9.6%	7.2%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of March 31, 2008) operating at the local level serving approximately 2.83 million subscribing households (as of March 31,2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.41 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

RECEIVED
2008 JUN 10 A 5:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 4, 2008
FOR IMMEDIATE RELEASE

J:COM ON DEMAND'S DISTRIBUTION OF NHK ON DEMAND SCHEDULED TO LAUNCH DECEMBER 2008

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ:4817), the largest multiple system operator (MSO) in Japan, has announced that beginning December 2008 NHK, Japan's national broadcaster, will provide NHK on Demand distribution service via J:COM On Demand service.

NHK on Demand is a paid service that allows viewers to enjoy the NHK television programming of their choice, at their convenience. Viewers will be able to enjoy high-definition quality programming via J:COM On Demand in two forms: NHK Archives Selection and Catch-up Programs.

NHK Archives Selection will offer selected past programs from NHK's vast library of approximately 516 thousand*[1] titles spanning a wide array of genres, including drama, entertainment, documentary, history, animation, and others. Catch-up Programs will provide programs that have been broadcast within a week via five terrestrial and satellite NHK channels. 10 to 15 daily programs and major news programs will be available to viewers who have missed them for about a period of a week after they are originally broadcast. A similar service provided in North America and Europe is quickly popularizing the idea throughout the TV viewing market.

J:COM On Demand, capable of reaching approximately 1.2 million*[2] digitized households out of 2.3 million J:COM TV subscribers, is Japan's largest television Video On Demand (VOD) service. As an industry pioneer for the VOD service since 2005, the company has offered a total of 13 thousand*[2] titles and counting. Adding this new NHK on Demand service to the J:COM lineup is expected to increase both the overall number of subscribers and utilization of the service and, in turn, spur the entire VOD market. J:COM intends to continue to expand its high-quality VOD service, with programming that spans a variety of genres so their customers can watch the shows they want, when they want, with one remote control.

---

*[1] As of the end of March 2007
*[2] As of the end of February 2008

NHK on Demand Services Offered by J:COM On Demand

Service Name・Traits	Distributed Programs	Number of Titles/ Frequency of Updates
NHK Archives Selection Distribution of select, previously broadcasted NHK programs through Premium On Demand (POD*[3]) Method	➢ Plan to distribute programs from genres such as history, nature, travel, variety, children's, animation, lifestyle, science, arts and well-being, as copyright requirements are resolved	・Service to start with approximately 1,000 programs and 1,000 programs to be added on a yearly basis ・20 programs updated weekly ・Viewable anytime, 24 hours a day
Catch-up Programs Distribution of previously broadcasted programs viewers missed or failed to record within a limited period through POD or Monthly On Demand (MOD*[4])	➢ News programs such as 「Good Morning, Japan」「Daytime News」「BS Local News」「News 7」「News Watch 9」 ➢ Plan to distribute primetime shows broadcast through NHK's five land and satellite broadcasting channels (General TV, Educational TV, Satellite-1, Satellite-2, and Satellite HD)	・15 to 20 programs distributed daily ・Distribution completed within 24 hours of broadcast ・Can repeatedly be viewed during distribution period (Approximately 1 week)

※ Specific program names and prices to be announced in September, 2008.

※ NHK Archives Selection and Catch-up Programs are not available for recording.

Service Logo

NHK
オンデマンド

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of February 29, 2008) operating at the local level serving approximately 2.81 million subscribing households (as of February 29, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.33 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

*[3] Charges made per program

*[4] Monthly charge, with no limit on number of shows

J:COM

RECEIVED
2008 JUN 10 A 5:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 4, 2008
FOR IMMEDIATE RELEASE

J:COM Announces Organizational and Personnel Changes

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customer served, announced the approval of organizational and personnel changes in effect as of April 1, 2008.

The objective of the divisional reorganization is to strengthen advertisement sales functionality and to enhance profitability of the media business division. By having the advertisement sales functions of J:COM Company and Jupiter TV Company consolidated, it is expected to create various business synergies promoting better advertising products and increasing operational efficiency. Furthermore, the reorganization of J:COM Company's media business will result in the strengthening of production capabilities and increase the value of its own media including its community channel (J:COM Channel) and interactive services, J:COM On Demand (VOD) and InteracTV.

Reorganization Summary
1) Sales Division and Marketing Division under Jupiter TV Company are integrated into the Marketing & Sales Division, resulting in the newly created Advertisement Sales Division.

2) In order to enhance the profitability in the advertisement business, all the functions of the advertisement sales of J:COM Company are transferred to Jupiter TV Company, creating the JTV Advertisement Sales Department and J:COM Advertisement Sales Department under the Advertisement Sales Division.

3) Under J:COM Company's existing Marketing & Media Business Division, the Media Business Department has been divided into three separate departments: Broadcast Production Department, Interactive Media Promotion Department and Media Planning & Administration Department. Along with the current Sales Strategy Department and Marketing Department, the division now consists of five departments.

Please see the separate organizational chart attached below for reference.

Organization Chart


【 Before 】
【 After 】
J:COM Company
Marketing & Media Business Division
Sales Strategy Dept.
Marketing Dept.
Media Business Dept.
Marketing & Media Business Division
Sales Strategy Dept.
Marketing Dept.
Broadcasting Production Dept.
(New)
Interactive Media Promotion Dept.
(New)
Media Planning & Administration Dept.
(New)
Jupiter TV Company
Sales Division
Sales Administration Dept.
Affiliate Sales Dept.
DTH Sales Dept.
Marketing Division
Marketing Planning Dept.
Research Dept.
Ad. Sales Dept.
Production Dept.
Marketing & Sales Division
(New)
Sales Administration Dept.
Affiliate Sales Dept.
DTH Sales Dept.
Marketing Planning Dept.
Research Dept.
Production Dept.
Ad. Sales Division
(New)
JTV Ad. Sales Dept.
(New)
J:COM Ad. Sales Dept.
(New)
Transferred Ad. Sales function

Personnel Changes
As of April 1, 2008

Mr. Hiroyuki Nakatani
New Position:
Senior Corporate Officer;
Co-president and General Manager, Marketing and Sales Division and Advertisement Sales Division; Manager, J:COM Advertisement Sales Department (Jupiter TV Company)
President, Jupiter Entertainment Co., Ltd
Previous Position:
Co-President and General Manager, Marketing Division (Jupiter TV Company)
President, Jupiter Entertainment Co., Ltd.

About Jupiter Telecommunications Co.,Ltd.
Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephone and mobile services to customers through 20 managed franchises (as of February 29, 2008) operating at the local level serving approximately 2.81 million subscribing households (as of February 29, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.33 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd., and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

March 27, 2008
FOR IMMEDIATE RELEASE

J:COM Announces New Board Members

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, today held its ordinary shareholders meeting and board of directors meeting where director and statutory auditor assignments were approved.

J:COM New Board Members

President & CEO	Tomoyuki Moriizumi
Executive Vice President & COO	Mineo Fukuda
Managing Director	Mark Luiz
Managing Director & CFO	Tomoya Aoki (New member)
Director	Shunzo Yamaguchi
Director	Toru Kato
Director	Masayuki Matsumoto
Director	Yoshio Osawa
Director	Makoto Nakamura (New member)
Director	Masatoshi Hayashi (New member)
Director	Miranda Curtis
Director	Graham Hollis
Director	Yasushige Nishimura
Statutory Auditor (Full-time)	Tsuguhito Aoki
Statutory Auditor	John Sandoval
Statutory Auditor	Michael Erickson
Statutory Auditor	Hitoshi Nagase (New member)

New Directors and Statutory Auditor

Mr. Tomoya Aoki: ***Managing Director***

(CFO, General Manager, Corporate Planning & Strategy Unit, Corporate Planning & Strategy Division and Accounting & Finance Division, Jupiter Telecommunications Co., Ltd.)

September 2007	CFO, General Manager, Corporate Planning & Strategy Unit
July 2007	CFO, General Manager's Aide, Corporate Planning & Strategy Unit, Jupiter Telecommunications Co., Ltd.
February 2003	Principal, Global Private Equity, Capital International Research Inc.
March 2001	Director, Business Development, General Electric Plastics Pacific, Ltd.
March 2000	Manager, Business Development, General Electric Japan, Ltd.
April 1984	Joined The Industrial Bank of Japan, Limited

Mr. Makoto Nakamura: ***Director***

April 2007	Executive Officer, General Manager, Finance Dept., Assistant General Manager, Financial Resources Management Group
April 2006	Corporate Officer, General Manager, Finance Dept.
October 2005	Corporate Officer, Assistant to General Manager, Corporate Planning & Coordination Officer, Sumitomo Corporation
January 2005	Special Advisor to President, Jupiter Telecommunications Co., Ltd.
April 2003	Corporate Officer, General Manager, Accounting Controlling Dept.
December 2000	General Manager, Accounting Controlling Dept.
April 1999	General Manager, Accounting Dept., Living Related Group and Retail & Consumer Services Division
January 1995	Sumitomo Corporation of America, New York
April 1975	Joined Sumitomo Corporation

Mr. Masatoshi Hayashi: ***Director***

April 2007	Corporate Officer, General Manager, Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit
April 2005	Corporate Officer, General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit, Sumitomo Corporation
March 2003	General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit Statutory Auditor, Jupiter Telecommunications Co., Ltd.
April 2002	General Manager, Visual Media Dept., Media Division
April 2001	Assistant to General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit
May 2000	Assistant to General Manager, Planning & Coordination Dept., Media, Electronics & Information Business Group
July 1996	Assistant to General Manager, Media Division
April 1978	Joined Sumitomo Corporation

Mr. Hitoshi Nagase: ***Statutory Auditor***

April 2007	Assistant to General Manager, Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit
October 2003	Assistant to General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit
April 1993	Joined Sumitomo Corporation

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephone and mobile services to customers through 20 managed franchises (as of February 29, 2008) operating at the local level serving approximately 2.81 million subscribing households (as of February 29, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.33 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd., and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements

J:COM

March 27, 2008
FOR IMMEDIATE RELEASE

J:COM Announces Introduction of Corporate Officer System and Personnel Changes

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today the approval of the introduction of a Corporate Officer System as of April 1, 2008.

In the new scheme, "corporate officers", who are responsible for specific organizations and tasks, have been newly appointed in addition to the existing permanent directors. The installment of the corporate officer should help faster decision making and smooth operations in the assigned organization. The officer serves as the person in charge and responsible for the organization and participates in the decision making process of the J:COM Group to promote further strengthening of internal control and more efficient business operation.

Along with the new Corporate Officer System, the below listed personnel changes will take effect on April 1, 2008.

Senior Corporate Officer (as of April 1, 2008)

Akira Ito (Officer, Human Resources & Administration Unit and General Manager, Administration Division)

Hiroyuki Nakatani (Co-President, Jupiter TV Company, General Manager, Marketing Division and President, Jupiter Entertainment Co., Ltd.)

Corporate Officer (as of April 1, 2008)

Keiji Ariizumi (General Manager, Human Resources Division)

Yuji Koga (General Manager, Kanto Business Strategy Division, J:COM Company and President, J:COM Kanto Co., Ltd.)

Susumu Takahashi (General Manager, Tokyo Business Strategy Division, J:COM Company and President, J:COM Tokyo Co., Ltd.)

Kazuhiro Taguchi (General Manager, Engineering Division, J:COM Company)

Mizuho Tokuda (Director and General Manager, Sales Division, J:COM West Co., Ltd.)

Hiroto Harada (Deputy General Manager, Kansai Business Strategy Division, J:COM Company and Executive Vice President, J:COM West Co., Ltd.)

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephone and mobile services to customers through 20 managed franchises (as of February 29, 2008) operating at the local level serving approximately 2.81 million subscribing households (as of February 29, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.33 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd., and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements

J:COM

Sci Fi

March 25, 2008
FOR IMMEDIATE RELEASE

ARRIVING FOR THE FIRST TIME IN ASIA! J:COM TV DIGITAL PRESENTS THE SCI FI CHANNEL: SCIENCE FICTION PROGRAMMING BROADCAST THROUGHOUT JAPAN BEGINNING APRIL 1, 2008

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd., (Tokyo, President & CEO: Tomoyuki Moriizumi), the largest multiple system operator (MSO) in Japan, and NBC Universal International (New York, Managing Director of Japan: Taichi Fukuda) have announced today that the science-fiction, fantasy, and supernatural-phenomenon themed SCI FI Channel will begin broadcasting throughout Japan via J:COM Digital Broadcasting service starting April 1.

Since its initial broadcasting in the U.S. in 1992, the SCI FI Channel has extended its broadcasting audience across more than 30 different countries worldwide. With science fiction as the main theme, the SCI FI Channel takes great pride in its diverse TV programming. From high-fantasy and super-hero adventures to stimulating near-future dramas, a variety of original titles and shows will be appearing for the first time in Japan. Japanese viewers can expect to receive original programming created specifically for them.

J:COM's triple-play strategy offers customers cable television, telephony, and high-speed internet in one convenient core package. Since the service began in April 2004, J:COM TV Digital has been focused on improving and broadening their multi-channel television viewing line-up. With the addition of the popular SCI FI channel, J:COM TV Digital is making an effort to stand out from its competitors and hopes to attract more customers and increase customer satisfaction.

Moving forward J:COM, in cooperation with NBC Universal International, will continue to broaden its user base and increase customer satisfaction through ongoing efforts to contribute high-quality content.

■SCI FI Channel April Line-Up■



X-FILES

The internationally popular science fiction TV drama series, "X-Files," will be broadcast in its entirety, including all 9 seasons (201 episodes) along with the full theatrical version. The first season will begin airing in April and will be broadcasted in two languages, Japanese and English.

EUREKA

While trying to bring her runaway daughter back, Carter stumbles across the rural town of Eureka. At first glance, it seems like every other small town. However, it doesn't take long before Carter notices that there is something different about this village...

A SCI FI original program showing for the very first time in Japan, will be broadcasted in two languages, Japanese and English.





JERICHO (season 1)

Jericho is an isolated rural American town reeling from a nuclear explosion. While living in extreme conditions, with a mounting sense of chaos and terror, Jake Green, the son of the mayor, steps up to help protect the town but soon realizes that someone seems to be pulling strings from amongst the shadows…

The show that has been a hit in America and 30 countries across the globe will finally be appearing in Japan exclusive to the SCI FI channel in both Japanese and English.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of February 29, 2008) operating at the local level serving approximately 2.81 million subscribing households (as of February 29, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.33 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd., and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

END